SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                        Change Technology Partners, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   159 111 103
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                                 (CUSIP Number)

                               September 12, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 |_| Rule 13d-1(b)
 |X| Rule 13d-1(c)
 |_| Rule 13d-1(d)




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CUSIP No. 159 111-103                   13G                Page 1 of 6 Pages


   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Clapboard Ridge, LLC

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                     (b)|_|

   3.    SEC USE ONLY


   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF         5. SOLE VOTING POWER         3,800,000 shares of Common
        SHARES                                       Stock, par value $.01 per
     BENEFICIALLY                                    share ("Common Stock") (1)
       OWNED BY
         EACH           6. SHARED VOTING POWER       0
      REPORTING
     PERSON WITH        7. SOLE DISPOSITIVE POWER    3,800,000 shares of Common
                                                     Stock (1)

                        8. SHARED DISPOSITIVE POWER  0

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,800,000 shares of Common Stock (1)

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          |_|
         CERTAIN SHARES

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.8%

  12.    TYPE OF REPORTING PERSON

         OO
----------

(1) Represents 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock, par value $.10 per share ("Series B Preferred Stock"). Each share of Series B Preferred Stock is convertible at the option of the holder at any time into 40 shares of Common Stock.


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CUSIP No. 159 111-103               13G                     Page 2 of 6 Pages


   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Clayton J. Rohrbach, III

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)|_|
                                                                   (b)|_|

   3.    SEC USE ONLY


   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


      NUMBER OF         5. SOLE VOTING POWER         3,800,000 shares of Common
        SHARES                                       Stock (2)
     BENEFICIALLY
       OWNED BY         6. SHARED VOTING POWER       0
         EACH
      REPORTING         7. SOLE DISPOSITIVE POWER    3,800,000 shares of Common
     PERSON WITH                                     Stock (2)

                        8. SHARED DISPOSITIVE POWER  0

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,800,000 shares of Common Stock (2)

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          |_|
         CERTAIN SHARES

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.8%

  12.    TYPE OF REPORTING PERSON

         IN

----------
(2) Represents 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible at the option of the holder at any time into 40 shares of Common Stock.


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Item 1(a).  Name of Issuer:

     Change Technology Partners, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     20 Dayton Avenue, Greenwich, Connecticut 06830

Item 2(a).  Names of Persons Filing:

     Clapboard Ridge, LLC ("Clapboard"); Clayton J. Rohrbach, III. Mr. Rohrbach is the Manager of Clapboard.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Clapboard and Mr. Rohrbach is c/o Clayton J. Rohrbach, III, P.O. Box 5205, Greenwich, Connecticut 06831.

Item 2(c).  Citizenship:

     Clapboard is a Delaware limited liability company. Mr. Rohrbach is a United States citizen.

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Number:

     159 111 103

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

     (a) |_| Broker or dealer registered under Section 15 of the Exchange Act;

     (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange
             Act;

     (d) |_| Investment company registered under Section 8 of the Investment Company Act;

     (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




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Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Clapboard is the beneficial owner of 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible at the option of the holder at any time into 40 shares of Common Stock. In addition, in his capacity as the Manager of Clapboard, Mr. Rohrbach may be deemed to beneficially own 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock.

     (b)  Percent of class:

          Clapboard: 7.8%; Mr. Rohrbach: 7.8%. The foregoing percentages are calculated based upon the number of outstanding shares of Common Stock set forth in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on August 11, 2000.

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: Clapboard: 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock; Mr. Rohrbach: 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock.

          (ii) Shared power to vote or to direct the vote: Clapboard: 0 shares; Mr. Rohrbach: 0 shares.

         (iii) Sole power to dispose or to direct the disposition of:
               Clapboard: 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock; Mr.
               Rohrbach: 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock.

          (iv) Shared power to dispose or to direct the disposition of:
               Clapboard: 0 shares; Mr. Rohrbach: 0 shares.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.




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Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   September 21, 2000
                                         ---------------------------------------
                                                         (Date)

                                                  CLAPBOARD RIDGE, LLC
                                         ---------------------------------------

                                            By: /s/ Clayton J. Rohrbach, III
                                         ---------------------------------------
                                                       (Signature)

                                            Clayton J. Rohrbach, III, Manager
                                         ---------------------------------------
                                                      (Name/Title)




                                                   September 21, 2000
                                         ---------------------------------------
                                                         (Date)

                                              /s/ Clayton J. Rohrbach, III
                                         ---------------------------------------
                                                       (Signature)

                                                Clayton J. Rohrbach, III
                                         ---------------------------------------
                                                      (Name/Title)